UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Oramed Pharmaceuticals Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)

68403P104

(CUSIP Number)

Hefei Tianhui Incubator of Technologies Co., Ltd
No. 199 Fanhua Road
Economic and Technological Development Zone
Heifei, Anhui Province, P.R. China, Zip Code: 230601

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2015

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68403P104	13D	Page 2 of 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Hefei Tianhui Incubator of Technologies Co., Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,155,367*

	9	SOLE DISPOSITIVE POWER
1,155,367*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,155,367

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.06%

14	TYPE OF REPORTING PERSON
OO

*Consists of 1,155,367 shares of Common Stock.

CUSIP No. 68403P104	13D	Page 3 of 5

Item 1.  Security and Issuer.
This statement on Schedule 13D relates to the shares of common stock, par value $0.012 per share (the "Common Stock"), of Oramed Pharmaceuticals Inc. (the "Issuer"), a Delaware corporation.  The Issuer's principal executive offices are located at Hi-Tech Park 2/4 Givat Ram , PO Box 39098, Jerusalem, 91390, Israel.
Item 2.  Identity and Background.
This statement on Schedule 13D (the "Statement") is being filed on behalf of the following person ( the "Reporting Person"): Hefei Tianhui Incubator of Technologies Co., Ltd, a company organized under the laws of the People's Republic of China.  The address of the principal office of Reporting Person is No. 199 Fanhua Road, Economic and Technological Development Zone, Heifei, Anhui Province, 230601, China.  The principal business of the Company is technology companies incubation, technology transfer, consultation and services of technology enterprises.
During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source or Amount of Funds or Other Consideration.
On November 30, 2015, the Issuer entered into that certain Securities Purchase Agreement (the "SPA") with the Reporting Person, pursuant to which the Reporting Person purchased 1,155,367 shares of the Common Stock at a price of $10.38631 per share, for an aggregate purchase price of $12,000,000 (the "Purchase").  The issuance of the Common Stock was completed in accordance with the exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act").  The Purchase closed on December 28, 2015.
The summaries of the SPA are not complete, and are qualified in their entirety by reference to the texts of the agreements, which are referenced as Exhibit 1 to this Statement.  The SPA is incorporated by reference to Exhibit 10.1 to the Form 13-D Amendment No. 3 (the "13-D Filing") filed by Nadav Kidron with the Securities and Exchange Commission  (the "SEC") on December 29, 2015.
Item 4.  Purpose of Transaction.
The Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuous basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by its Board of Directors, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as the Reporting Person deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of its shares of Common Stock, and alone or with others, pursuing discussions with management, the Board, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 68403P104	13D	Page 4 of 5

Item 5.  Interest in Securities of the Issuer.
(a)	See rows (11) and (13) of the cover pages to this Statement for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by the Reporting Person. The percentage of the shares of Common Stock beneficially owned by the Reporting Person is calculated based upon 11,599,825 shares of Common Stock issued and outstanding as of the date prior to the execution of the SPA on November 30, 2015.
(b)	See Rows (7) through (10) of the cover pages to this Statement for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
(c)	The Reporting Person has not effected any transactions in the Issuer's securities during the past 60 days.
(d)	No person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.
(e)	Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information disclosed in Item 3 and Item 4 above is incorporated herein by reference.
On November 30, 2015, the Reporting Person entered into the SPA with the Issuer.  Pursuant to Section 4.8 of the SPA, the Reporting Person has made Mr. Nadav Kidron, an Israeli citizen as proxy and attorney in fact of the Reporting Person (the "Proxy"), with full power of substitution, to cast on behalf of the Reporting Person all votes that the Reporting Person is entitled to cast with respect to the Shares at any and all meetings of the shareholders of the Company, to consent or dissent to any action taken without a meeting and to vote all the Shares held by the Reporting Person in any manner Mr. Kidron deems appropriate except for matters related to the Reporting Person's activities in the People's Republic of China on which Mr. Kidron shall consult with the Reporting Person before taking any action as the Proxy. This Proxy shall commence on the closing date.
Other than as described in Item 3, Item 4 and this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
A copy of the SPA is incorporated herein by reference.
Item 7.  Material to Be Filed as Exhibits.
Exhibit 1 – Securities Purchase Agreement dated as of November 30, 2015, between the Issuer and  Hefei Tianhui Incubator of Technologies Co., Ltd. (incorporated by reference to Exhibit No. 10.1 to the 13-D Filing, http://www.sec.gov/Archives/edgar/data/1176309/000121390015009761/sc13d1215a3nadavex10i_oramed.htm).

CUSIP No. 68403P104	13D	Page 5 of 5

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Hefei Tianhui Incubator of Technologies Co., Ltd.

Name: Xiaoming Gao

Legal Representative
Title
January 6 , 2016
Date